Exhibit 12
A. H. Belo Corporation
Computation of Ratio of Earnings to Fixed Charges
(Dollars in thousands)

	Years Ended December 31,
	2010		2009		2008		2007	2006
Earnings (loss)
Earnings (loss)	$(131,810)		$(120,370)		$(65,377)		$(348,499)	$27,047
Add: Total fixed charges	2,285		3,453		6,289		36,331	33,348
Less: Capitalized interest	—		—		69		451	833

Adjusted Earnings	$(129,525)		$(116,917)		$(59,157)		$(312,619)	$59,562

Fixed Charges:
Interest	$808		$1,382		$4,028		$34,834	$31,814
Portion of rental expense representative of the interest factor (1)	1,477		2,071		2,261		1,497	1,534

Total Fixed Charges	$2,285		$3,453		$6,289		$36,331	$33,348

Ratio of Earnings to Fixed Charges	—	(2)(3)	—	(2)(4)	—	(2)(5)	—	1.79

1.	For purposes of calculating fixed charges, an interest factor of one third was applied to total rental expense for the periods indicated.

2.	Adjusted earning are not sufficient to provide for fixed charges.

3.	Adjusted earnings are not sufficient to provide for fixed charges. For purposes of calculating the ratio of earnings to fixed charges, adjusted earnings include non-cash charges for asset impairments of $3,404 and $132,346 to withdraw from a multi-employer pension plan. Excluding the non-cash impairment and pension charges, the adjusted earnings would have been $6,225 and the ratio of earnings to fixed charges would have been 2.72.

4.	Adjusted earnings are not sufficient to provide for fixed charges. For purposes of calculating the ratio of earnings to fixed charges, adjusted earnings include a non-cash charge for asset impairments of $106,389. Excluding the non-cash charges asset impairment charges, the adjusted earnings would be $(10,528) and the ratio of earnings to fixed charges would be -3.05.

5.	Adjusted earning are not sufficient to provide for fixed charges. For purposes of calculating the ratio of earnings to fixed charges, adjusted earnings include a non-cash charge for goodwill impairment of $14,145 and as asset impairment of $4,535. Excluding the non-cash charges, the adjusted earnings would be $(40,477) and the ratio of earnings to fixed charges would be -6.44.